UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41842

Abivax SA

(Translation of registrant’s name into English)

7-11 boulevard Haussmann

75009 Paris, France

+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Underwriting Agreement

On July 23, 2025, Abivax SA (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Leerink Partners LLC, Piper Sandler & Co. and Guggenheim Securities, LLC, as representatives of the several underwriters named therein (the “Underwriters”), in connection with the issuance and sale by the Company in a public offering (the “Offering”) of 10,156,000 American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, nominal value €0.01 per share (the “Ordinary Shares”), at a public offering price of $64.00 per ADS. Net proceeds to the Company from the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately $608.6 million (€519.0 million).

The Offering was made pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-288884) filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2025 and effective upon filing, as supplemented by a preliminary prospectus supplement dated July 23, 2025, filed with the SEC on July 23, 2025, and a final prospectus supplement dated July 23, 2025, filed with the SEC on July 24, 2025. The Offering is expected to close on July 28, 2025, subject to customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, and other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Underwriting Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

The legal opinion of Dechert (Paris) LLP relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs offered in the Offering is filed herewith as Exhibit 5.1 and incorporated by reference herein.

This Report on Form 6-K, including the information contained in Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-288884 and 333-283336) and Form S-8 (File No. 333-286069) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

1.1	Underwriting Agreement, dated as of July 23, 2025, among the Company and Leerink Partners LLC, Piper Sandler & Co. and Guggenheim Securities, LLC, as representatives of the several Underwriters named therein

5.1	Opinion of Dechert (Paris) LLP, French counsel to the Company

23.1	Consent of Dechert (Paris) LLP (included in Exhibit 5.1)

Forward-Looking Statements

Statements in this Report on Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering and the receipt of gross proceeds, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise the information in this report, including any forward-looking statements, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA
(Registrant)

Date: July 24, 2025	/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer